[XETA LETTERHEAD]

March 15, 2010

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C.   20549

RE:	XETA Technologies, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 8, 2010

Form 10-Q for Fiscal Quarter Ended January 31, 2010
File No. 0-16231

Dear Mr. Spirgel,

In accordance with your March 9, 2010 comment letter pertaining to the periods noted above, our response is set forth below.

Form 10-K for Fiscal Year Ended October 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 18

1.              We note your discussion at page 19 regarding deductions taken on the tax return of approximately $1.8 million annually for amortization of goodwill.  Tell us why these deductions are recognized in the balance sheet as a reduction to the deferred tax asset.  Clarify how these transactions are reflected in the table of deferred tax assets and liabilities at page F-11.

The entry to record the tax amortization of goodwill and other intangible assets in excess of book amortization is an increase to the non-current deferred tax liability.  However, because of the goodwill impairment recorded in fiscal 2009, our non-current deferred tax liability balance associated with goodwill and other intangible assets was substantially reduced.  Consequently, when all the non-current deferred tax items were grouped together for financial reporting purposes, the net non-current deferred taxes were in an asset position.  Therefore we described the effect of the tax amortization entry as a decrease in the non-current deferred tax asset.

To clarify how these transactions were reflected in the table of deferred tax assets and liabilities in footnote 7, a roll-forward of the beginning to ending balances of deferred tax liabilities associated with intangible assets is provided below:

Deferred tax liabilities: Intangible Assets
Balance, October 31, 2008	$5,051,498
Tax effect of goodwill impairment charges	(5,801,600)
Book amortization of intangible assets	105,900
Tax amortization of goodwill and intangibles	(941,840)
Tax on tax affect of basis difference in stock given in acquisition of US Technologies	17,655
Balance, October 31, 2009	$64,483

Please let me know if you have additional questions or comments or if you would like to discuss this matter further.  You may contact me at (918)588-4257.

Sincerely,

/s/ Robert B. Wagner

Robert B. Wagner, CFO